FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

Dated October 4, 2007

BIOMIRA INC.

(Translation of registrant’s name into English)

Edmonton Research Park
2011-94 Street, Edmonton, Alberta Canada T6N1H1

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ (for past years ending in calendar year 1996)	Form 40-F ☒ (commencing in calendar year 1997)

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

EXPLANATORY NOTE

This Form 6-K is being furnished to reflect a recent filing by Biomira Inc. with the System for Electronic Document Analysis and Retrieval (“SEDAR”) in Canada relating to the determination of a record date for determining shareholders entitled to vote on a proposed plan of arrangement that would result in the reincorporation of Biomira Inc. from Canada into the State of Delaware and in shareholders of Biomira Inc. exchanging their shares of Biomira Inc. capital stock for shares of the capital stock of Oncothyreon Inc., a newly formed Delaware corporation.

On September 12, 2007, Oncothyreon Inc. (formerly Biomira Corporation) filed a Registration Statement on Form S-4 (File No. 333-145995) with the United States Securities and Exchange Commission (the “SEC”) containing a proxy statement/prospectus relating to the proposed plan of arrangement and reincorporation.  On September 27, 2007, Oncothyreon filed Amendment No. 1 to Form S-4 with the SEC.  The SEC has not yet declared the registration statement to be effective.

The record and meeting dates provided on SEDAR are tentative estimates of the dates based on Canadian law and are subject to change.  Until the registration statement on Form S-4 has been declared effective, we will be unable to provide a definitive record and meeting date.

This notice does not constitute an offer to sell, or an invitation of an offer to buy, any securities of Biomira Inc. or Oncothyreon Inc.  Nor does this notice constitute an attempt to solicit a proxy with respect to any of the matters described herein, from any shareholder or stockholder of Biomira Inc. or Oncothyreon Inc.  Any such offer or proxy solicitation will be made, if at all, only pursuant to the definitive proxy statement/prospectus contained in the Form S-4 as filed with the SEC.

SEDAR PROFILE # 1722 October 1, 2007	Computershare Trust Company of Canada Computershare Investor Services Inc. www.computershare.com	Investor Services Canada Australia Channel Islands Hong Kong Germany Ireland New Zealand Philippines South Africa United Kingdom USA

To:    All Canadian Securities Regulatory Authorities

Subject:  BIOMIRA INC.

Dear Sirs:

We advise the following with respect to the upcoming Meeting of Holders for the subject Corporation:

1.	Meeting Type :	Special Meeting
2.	Security Description of Voting Issue :	Common Shares
3.	CUSIP Number :	091 61R 106
	ISIN :	CA 091 61R 106 4
4.	Record Date for Notice of Meeting :	October 24, 2007
	Record Date for Voting :	October 24, 2007
5.	Meeting Date :	December 04, 2007
6.	Meeting Location :	Edmonton, AB

Sincerely,

Computershare Trust Company of Canada /
Computershare Investor Services Inc.

Agent for BIOMIRA INC.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BIOMIRA INC.
(Registrant)

Date: October 4, 2007	By:	/s/ Edward A. Taylor
Edward A. Taylor
Vice President, Finance & Administration and Chief Financial Officer